UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

X	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 1, 2002.

or

Transition Report Pursuant to Section 15(d) of the Securities Exchange Actof 1934

Commission File Number: 0-5813

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Herman Miller, Inc. Profit Sharing and 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Herman Miller, Inc. 855 East Main Avenue PO Box 302 Zeeland, Michigan 49464-0302

Exhibit Index at Page 2

FINANCIAL STATEMENTS

The following financial statements are filed as part of this report:

- -	Report of Independent Auditors for Plan Year Ended June 1, 2002
- -	Report of Independent Public Accountants for Plan Year Ended June 2, 2001
- -	Statement of Net Assets Available for Benefits as of June 1, 2002, and June 2, 2001
- -	Statement of Changes in Net Assets Available for Benefits for the Years Ended June 1, 2002, and June 2, 2001
- -	Notes to Financial Statements
- -	Schedule of Assets Held for Investment Purposes at end of year
- -	Schedule of Reportable Transactions

Note:	In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

EXHIBITS

The following exhibits are filed as part of this report:

23A	Consent of Independent Auditors for Plan Year ended June 1, 2002
23B	Information Concerning Consent of Arthur Andersen LLP for Plan Year ended June 2, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

November 25, 2002	HERMAN MILLER, INC. PROFIT
SHARING AND 401(K) PLAN

By	/s/ James E. Christenson James E. Christenson Executive Vice President, Legal Services, and Secretary, on behalf of The Plan Administrative Committee, the Plan's Named Administrator and Fiduciary

EXHIBIT 23(A)

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-84202) pertaining to the Herman Miller, Inc. Profit Sharing and 401(k) Plan of our report dated September 11, 2002, with respect to the financial statements and schedules of the Herman Miller, Inc. Profit Sharing and 401(k) Plan included in this Annual Report (Form 11-K) for the year ended June 1, 2002.

Grand Rapids, Michigan November 25, 2002	/s/ Ernst & Young LLP

EXHIBIT 23(B)

INFORMATION CONCERNING CONSENT OF ARTHUR ANDERSEN LLP

We have not been able to obtain, after reasonable efforts, the re-issued report or consent of Arthur Andersen LLP related to the financial statements of the plan for the plan year ended June 2, 2001, included in this report on Form 11-K. Therefore, we have included a copy of their previously issued report.

Because we have been unable to obtain the above-referenced consent of Arthur Andersen LLP, we are required to disclose any resulting limitations on recovery by investors. Section 11(a) of the Securities Act of 1933 allows, under certain circumstances, a person acquiring a security to assert a claim against, among others, an accountant who has consented to be named as having prepared any report for use in connection with a registration statement if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Because Arthur Andersen LLP has not consented to being named in this Form 11-K, it will not be liable under section 11(a) of the Securities Act for any untrue statements or omissions of material fact contained in the financial statements audited by Arthur Andersen LLP.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
Herman Miller, Inc. Profit Sharing and 401(k) Plan
Years ended June 1, 2002 and June 2, 2001

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Financial Statements and Supplemental Schedules

Years ended June 1, 2002 and June 2, 2001

Contents

Report of Independent Auditors for Plan Year Ended June 1, 2002....................................
Report of Independent Public Accountants for Plan Year Ended June 2, 2001...................

Financial Statements

Statements of Net Assets Available for Benefits................................................................
Statements of Changes in Net Assets Available for Benefits..............................................
Notes to Financial Statements.............................................................................................
Schedule H, Line 4i - Schedule of Assets (Held at End of Year).........................................
Schedule H, Line 4j - Schedule of Reportable Transactions................................................
1 2 3 4 5 11 12

Report of Independent Auditors

Plan Administrator
Herman Miller, Inc. Profit Sharing and 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the “Plan”) as of June 1, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan as of June 2, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated September 28, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 1, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 1, 2002 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Grand Rapids, Michigan September 11, 2002	/s/ Ernst & Young LLP

Report of Independent Public Accountants

THIS IS A COPY OF THE REPORT PREVIOUSLY FILED FOR THE YEAR ENDED JUNE 2, 2001; THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

To Herman Miller, Inc.,
Administrator of the Herman Miller, Inc. Profit Sharing and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN (the "Plan") as of June 2, 2001 and June 3, 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 2, 2001 and June 3, 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Grand Rapids, Michigan,
   September 28, 2001.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

                                                                       June 1              June 2
                                                                        2002                2001
                                                                ----------------------------------------

Assets
Investments, at fair value (Note 5)                              $292,349,953            $365,120,382

Receivables:
   Employer contributions                                             223,125                 246,852
   Employee contributions                                             579,482                 419,837
   Investment income                                                  220,525                 264,855
                                                                ----------------------------------------
Total receivables                                                   1,023,132                 931,544
                                                                ----------------------------------------
Net assets available for benefits                                $293,373,085            $366,051,926
                                                                ========================================

See accompanying notes to financial statements.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

                                                                               Year ended
                                                                       June 1              June 2
                                                                        2002                2001
                                                                ----------------------------------------

Contributions
Employer                                                         $   6,875,616           $  14,982,779
Employee                                                            19,314,031              24,621,898
                                                                ----------------------------------------
Total contributions                                                 26,189,647              39,604,677

Investment (loss) income
Dividends                                                            6,300,636              14,029,012
Interest                                                               746,311                 729,159
Net depreciation in fair value of investments                      (50,883,308)            (71,646,324)
                                                                ----------------------------------------
Total investment loss                                              (43,836,361)            (56,888,153)

Benefit payments                                                   (54,945,755)            (18,113,966)

Administrative expenses                                                (86,372)                (48,346)
                                                                ----------------------------------------

Net decrease in net assets available for benefits                  (72,678,841)            (35,445,788)

Net assets available for benefits:
   Beginning of year                                               366,051,926             401,497,714
                                                                ----------------------------------------
   End of year                                                    $293,373,085            $366,051,926
                                                                ========================================

See accompanying notes to financial statements.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements

June 1, 2002 and June 2, 2001

1.   Summary of Significant Accounting and Reporting Policies

The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the Plan) are presented on the accrual basis of accounting. Investments are stated at their fair value, which is the quoted market price as reported by Putnam Fiduciary Trust Company, the Plan’s Trustee.

The Plan provides for investments in common stock and various mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. Actual results may differ from those estimates.

2.   Plan Amendment

Effective October 31, 2001, the Plan was amended to clarify the provisions applicable to the eligible employees of Geiger International, Inc., to permit participation in the Plan by employees of Marshall Clegg Associates, Inc., a Texas corporation and newly acquired subsidiary of Herman Miller, Inc., and to make other technical changes to the Plan.

3.   Plan Description

The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

3.   Plan Description (continued)

Company

The "Company" means Herman Miller, Inc., and its participating affiliates, also referred to herein as the "Employer." The Company is the Administrator of the Plan.

Participating Affiliates

Any member of the controlled group, the principal operations of which are located in the United States, which has adopted this Plan for the benefit of any or all of its employees.

Participation Requirements

All employees of participating affiliates are eligible on the first day of the next plan quarter after the employee has completed 30 days of employment and attained age 18.

Vesting

Participants are fully vested at all times. They have a nonforfeitable right to their salary deferral account and to the Employer contributions and the earnings thereon.

Employer Profit Sharing Contribution

The Plan provides for an annual nonelective employer profit sharing contribution for each participant into the Company stock fund. The contribution for the first three plan quarters of each plan year will not exceed 3% of the compensation of eligible participants for the plan year to date. The contribution for the fourth plan quarter of each plan year will not exceed 6% of the compensation of eligible participants for the plan year reduced by the amount of the contributions for the first three plan quarters of the year. The profit sharing contribution is allocated to the accounts of eligible participants based on the ratio of each participant’s compensation for the plan year to the total of all eligible participants’ compensation for the plan year, limited to the maximum contribution allocation under the Internal Revenue Code or 25% of participant compensation, whichever is less.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

3.   Plan Description (continued)

Salary Deferral Contributions

A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s base compensation as determined by the Plan. The salary deferral contributions are invested, as specified by the participant, in the Company’s common stock, the funds and accounts offered under the Plan, or a combination thereof.

Employer Matching Contributions

The Company will contribute to the trust as matching contributions up to 50% of the participant’s salary deferral contribution not to exceed 3% of the participant’s compensation.

Participant Accounts

Individual accounts are maintained for each participant to reflect the participant’s contributions, employer contributions and investment earnings. Investment earnings are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights

Each participant is entitled to exercise voting rights attributable to Herman Miller, Inc., common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the trustee will vote the shares as directed by the plan administrator.

Benefit Payments

For substantially all Plan participants upon retirement, termination, death or disability, a benefit payment shall be made in the form of a single lump sum payment of a participant’s entire account balance via distribution of the Company’s stock, cash or a combination of both as directed by the participant and defined in the Plan document.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

3.   Plan Description (continued)

Participant Loans

Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of: (1) 50% of the sum of all of the participant’s account balances as of the end of the plan year preceding the date on which the loan is approved or $50,000, whichever amount is smaller; or (2) 100% of the participant’s salary deferral account balance as of the end of the plan year preceding the date on which the loan is approved. The period of the loan will not exceed five years unless the proceeds are used to acquire the participant’s principal dwelling unit. The loans shall bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in monthly installments of principal and interest through payroll deduction arrangements with the Company or repaid directly to the trustee.

Termination

The Plan may be discontinued at any time by the Company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the trust agreement. The Company currently has no intention to terminate the Plan.

Administrative Expenses

All expenses, other than the trustee fees paid by the Plan, are paid by the Company.

4.   Trust Agreement

Under a trust agreement with the plan administrator, Putnam Fiduciary Trust Company (the Trustee) is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

5.   Investments

The fair value of individual investments that represent 5% or more of the Plan’s total net assets is as follows for the years ended:

                                                                    June 1, 2002        June 2, 2001
                                                                ----------------------------------------
Common stock:
   Herman Miller, Inc. 6,083,454 and 7,306,356 shares,
     respectively                                                $142,717,839*           $196,540,966*

Mutual funds:
   Putnam Voyager Fund                                             46,249,201              63,586,154
   Putnam Stable Value Fund                                        18,447,578              18,540,732
   Putnam Investors Fund                                           15,065,440              19,855,975

*Nonparticipant-directed.

During 2002 and 2001, the Plan’s investments (including investments purchased and sold, as well as those held during the year) depreciated in value by $(50,883,308) and $(71,646,324), respectively, as follows for the year ended.

                                                                    June 1, 2002        June 2, 2001
                                                                ----------------------------------------

Common stock                                                     $(25,684,826)           $(20,522,971)
Mutual funds                                                      (25,198,482)            (51,123,353)
                                                                ----------------------------------------
                                                                 $(50,883,308)           $(71,646,324)
                                                                ========================================

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

6.   Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                    June 1, 2002        June 2, 2001
                                                                ----------------------------------------
Net assets:
   Common stock                                                  $142,717,839             $196,540,966
   Dividend receivable                                                220,525                  264,855
                                                                ----------------------------------------
                                                                 $142,938,364             $196,805,821
                                                                ========================================

                                                                     Year ended         Year ended
                                                                    June 1, 2002       June 2, 2001
                                                                ----------------------------------------
Changes in net assets:
   Contributions                                                   $2,595,915             $ 11,094,879
   Dividends                                                          949,784                1,053,036
   Net (depreciation) appreciation                                (25,684,826)             (20,522,971)
   Benefit payments                                               (27,292,278)              (9,463,211)
   Transfers to participant-directed investments                   (4,410,145)              (2,452,951)
   Administrative expenses                                            (25,907)                 (10,257)
                                                                ----------------------------------------
                                                                 $(53,867,457)            $(20,301,475)
                                                                ========================================

7.   Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Putnam Investment Management, Inc., an affiliate of Putnam Fiduciary Trust Company, the Trustees. Therefore, these transactions are considered party-in-interest transactions under ERISA. Fees paid by the Plan for Trustee services were $86,372 and $48,346 for the years ended June 1, 2002 and June 2, 2001, respectively.

8.   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 12, 2001, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC).

EIN 38-0837640
Plan 002

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
June 1, 2002

                                                                                                    Fair
       Identity of Issuer                  Description of Investment, Including                     Value
                                        Maturity Date, Rate of Interest, Collateral,
                                                  Par or Maturity Value
----------------------------------------------------------------------------------------------------------------
Common Stock
------------
     Herman Miller, Inc.*               Herman Miller, Inc. Common Stock Fund
                                        (6,083,454 Shares)
                                        Cost: $78,392,558                                         $142,717,839
                                                                                              ------------------
Mutual Funds
------------
     Putnam Fiduciary Trust             Voyager Fund                                                46,249,201
          Company*                      Investors Fund                                              15,065,440
                                        Stable Value Fund                                           18,447,578
                                        International Growth Fund                                    9,307,820
                                        S&P 500 Index Fund                                           8,956,864
                                        OTC and Emerging Growth Fund                                 5,281,028
                                        Asset Allocation: Balanced Portfolio                         2,012,191
                                        Asset Allocation: Growth Portfolio                           2,070,255
                                        Asset Allocation: Conservative Portfolio                     1,611,228
    PIMCO                               Total Return Fund                                           12,333,118
    Fidelity                            Equity - Income Fund                                         9,627,202
    Vanguard                            Wellington Fund                                              7,262,618
    Neuberger & Berman                  Genesis Trust                                                3,428,649
                                                                                              ------------------

             Total Mutual Funds                                                                    141,653,192
     Various plan participants*         Participant Loans (interest rates ranging
                                        from 6% to 10%)                                              7,978,922
                                                                                              ------------------
                  Total assets held for investment purposes                                       $292,349,953
                                                                                              ==================

*Represents party in interest.

EIN 38-0837640
Plan 002

Herman Miller, Inc. Profit Sharing and 401(k) Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

June 1, 2002

                                                               Purchase        Selling          Cost of          Net
Identity of Issuer            Description of Investment          Price          Price            Asset          Gain
---------------------------------------------------------------------------------------------------------------------------

Herman Miller, Inc.              Herman Miller, Inc.          $5,353,091     $33,491,394      $20,577,773    $12,913,621
                                   Common Stock

This schedule was prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in the aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.